UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 25, 2012: Euroseas Ltd. Announces Commencement of Rights Offering.

Exhibit 1

Euroseas Ltd. Announces Commencement of Rights Offering

Maroussi, Athens, Greece – May 25, 2012 – Euroseas Ltd. (the "Company") (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it has commenced its previously announced rights offering to shareholders of the Company.

Pursuant to the rights offering, the Company will offer approximately 13,852,094 shares of common stock (the "Offered Shares") only to holders of record of its common stock (the "Record Date Holders") as of the close of business on May 14, 2012 (the "Record Date").  As soon as practicable, the Company will commence the mailing of an offering subscription package to Record Date Holders.

The Company intends to raise gross proceeds of approximately $15.2 million through the rights offering and use the proceeds to renew and expand its fleet, to participate in joint ventures with the objective to acquire vessels and for general corporate purposes.

The Offered Shares will be sold to Record Date Holders pursuant to non-transferable subscription rights.  Basic subscription rights will be allocated in one non-transferable subscription right for each 2.25 shares of common stock owned by Record Date Holders on the Record Date. Each subscription right represents the right to purchase one share of common stock of the Company at a subscription price of $1.10 per share and consists of a basic subscription privilege and an oversubscription privilege, which will be available if the rights offering is not fully subscribed under the basic subscription privilege.  Offered Shares not purchased under the basic subscription privilege can be purchased pursuant to the oversubscription privilege and will be allocated to Record Date Holders choosing to exercise their oversubscription privilege.  If there more requests for oversubscription shares are received than shares are available, shares not purchased under the basic subscription privilege will be allocated to Record Date Holders exercising their oversubscription pro rata to each oversubscribing holder based on the number of shares such holder purchased pursuant to the exercise of its basic subscription privilege in proportion to the total number of shares purchased by all oversubscribing holders pursuant to the exercise of their basic subscription privileges.

The offering will expire on June 15, 2012, unless extended by the Company.  Should the rights offering be extended, the Company will announce the extension as soon as practicable by issuing a press release.

Important Dates:
Record Date	May 14, 2012
Subscription period	May 25 – June 15, 2012
Expiration date	June 15, 2012(1)
________
(1) Shares will be issued as soon as practicable following the expiration date.

Conference Call

On Wednesday, May 30, 2012, at 10:00 a.m., EDT, the management of Euroseas Ltd. will host a conference call to discuss the rights offering. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until June 15, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates.  The offering will be made only by means of the prospectus dated February 17, 2012 set forth in the registration statement, as supplemented by a prospectus supplement dated May 25, 2012.  Copies of the registration statement, prospectus and prospectus supplement may be obtained for free by accessing the SEC's website at www.sec.gov or by calling Phoenix Advisory Partners, the information agent for the rights offering, toll-free at (877) 478-5038.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Global Select Market under the ticker "ESEA".

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: May 25, 2012	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President